# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canada Goose Holdings Inc., CIK 0001690511
CUSIP: 135086106
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: 100 Queen's Quay East, Toronto, Ontario Canada (A6), M5E 1V3
Date of event which requires filing of this statement: 09/09/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-18-007197
Filed by CIK 0001731101

## Reporting persons
- Dani Reiss: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 22,211,548; shared voting power 0; sole dispositive power 22,211,548; shared dispositive power 0; aggregate amount beneficially owned 22,211,548 (22.3% of the class)
  Comment: (1) Calculated based on 99,523,501 shares, of which 51,004,076 were Multiple Voting Shares outstanding as of June 30, 2026, 46,657,624 were Subordinate Voting Shares outstanding as of June 30, 2026 and 1,861,801 were Subordinate Voting Shares subject to vested options or restricted stock units and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- DTR LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 20,230,334; shared voting power 0; sole dispositive power 20,230,334; shared dispositive power 0; aggregate amount beneficially owned 20,230,334 (20.7% of the class)
  Comment: (2) Calculated based on 97,661,700 shares outstanding as of June 30, 2026, of which 51,004,076 were Multiple Voting Shares and 46,657,624 were Subordinate Voting Shares.

## Item 1. Issuer
Name of issuer: Canada Goose Holdings Inc.
Address of issuer's principal executive offices: 100 Queen's Quay East Toronto, Ontario, Canada, M5E 1V3

## Item 2. Person Filing
Name of person filing: This statement is being filed on behalf of Dani Reiss, a natural person, and DTR LLC, a Delaware limited liability company (together with Dani Reiss, the "Reporting Persons"), which is controlled by Dani Reiss.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o Torkin Manes LLP, Attention: Jeffrey I. Cohen, 151 Yonge Street, Suite 1500, Toronto, Ontario, Canada M5C 2W7.
Citizenship: Dani Reiss is a Canadian citizen. DTR LLC is a limited liability company formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 8 to Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on September 9, 2026, Dani Reiss is the beneficial owner of (i) 20,130,334 Multiple Voting Shares of the Issuer ("Multiple Voting Shares"), all of which are registered in the name of DTR LLC, an entity controlled by Dani Reiss, (ii) 219,413 Subordinate Voting Shares of the Issuer ("Subordinate Voting Shares"), of which 100,000 are registered in the name of DTR LLC and 119,413 are registered in the name of Dani Reiss, and (iii) 1,861,801 Subordinate Voting Shares subject to vested options or restricted stock units to purchase Subordinate Voting Shares.

The rights of the holders of the Issuer's Multiple Voting Shares and Subordinate Voting Shares are substantially identical, except with respect to voting and conversion. The Subordinate Voting Shares have one vote per share and the Multiple Voting Shares have 10 votes per share. The Subordinate Voting Shares are not convertible into any other class of shares, while the Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at the option of the holder and under certain other circumstances.

Accordingly, the 20,130,334 Multiple Voting Shares beneficially owned by Dani Reiss are convertible, at the option of Dani Reiss, into 20,130,334 Subordinate Voting Shares, which, together with the 2,081,214 Subordinate Voting Shares beneficially owned by Dani Reiss, represent approximately 22.3% of the Issuer's outstanding Subordinate Voting Shares. The 20,130,334 Multiple Voting Shares held by DTR LLC are convertible, at the option of DTR LLC, into 20,130,334 Subordinate Voting Shares, which, together with the 100,000 Subordinate Voting Shares held by DTR LLC, represent approximately 20.7% of the Issuer's outstanding Subordinate Voting Shares.

The 20,130,334 Multiple Voting Shares and 2,081,214 Subordinate Voting Shares beneficially owned by Dani Reiss represent approximately 36.4% of the Issuer's total voting power. The 20,130,334 Multiple Voting Shares and 100,000 Subordinate Voting Shares held by DTR LLC represent approximately 36.2% of the Issuer's total voting power.

The percentage of the Issuer's outstanding Subordinate Voting Shares and total voting power held by the Reporting Persons are based on 51,004,076 Multiple Voting Shares and 46,657,624 Subordinate Voting Shares outstanding as of June 30, 2026 and, in the case of Dani Reiss, 1,861,801 Subordinate Voting Shares subject to vested options or restricted stock units and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

DTR LLC is party to an Investor Rights Agreement, dated as of March 6, 2017, with Brent (BC) Participation S.a r.l., a private limited liability company incorporated and existing under the laws of Luxembourg ("Brent"). The Investor Rights Agreement requires that DTR LLC and Brent cast all votes to which they are entitled to elect directors designated in accordance with the terms and conditions of the Investor Rights Agreement. As a result, DTR LLC and Brent may be deemed to be a group for purposes of Section 13(d) of the Act. DTR LLC disclaims beneficial ownership of the securities held by Brent.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote:
(x) Dani Reiss: 20,130,334 Multiple Voting Shares, 219,413 Subordinate Voting Shares and 1,861,801 Subordinate Voting Shares subject to vested options or restricted stock units to purchase Subordinate Voting Shares.
(y) DTR LLC: 20,130,334 Multiple Voting Shares and 100,000 Subordinate Voting Shares.
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition:
(x) Dani Reiss: 20,130,334 Multiple Voting Shares, 219,413 Subordinate Voting Shares and 1,861,801 Subordinate Voting Shares subject to vested options or restricted stock units to purchase Subordinate Voting Shares.
(y) DTR LLC: 20,130,334 Multiple Voting Shares and 100,000 Subordinate Voting Shares.
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Reference is hereby made to Exhibit 1 to the statement on Schedule 13G filed by the Reporting Persons on February 13, 2018, which is incorporated herein by reference.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Dani Reiss: /s/ Dani Reiss, Dani Reiss (09/24/2026)
- DTR LLC: /s/ Dani Reiss, Authorized Signatory (09/24/2026)